Filed by Covidien plc

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Covidien plc

Form S-4 File No.: 333-197406

Sales Team Letter and Q&A

Subject: A Message from Brian Verrier: Covidien Signs Material Agreement with Spectranetics to Sell the Stellarex Drug-Coated Balloon Program

Dear Colleague:

Since the announcement of the pending acquisition of Covidien by Medtronic, we have been working closely with Medtronic to plan for the integration of the parties’ Peripheral Vascular businesses.

In order to obtain Federal Trade Commission (FTC) clearance under U.S. antitrust law, Medtronic and Covidien have agreed to divest Covidien’s Stellarex™ drug-coated balloon (DCB) program. Covidien has entered into an agreement under which medical device company Spectranetics will acquire the Stellarex™ DCB program.

This divestiture applies only to Covidien’s drug-coated balloon technology and does not include any other technologies. The transaction with Spectranetics is expected to close promptly after consummation of Medtronic’s acquisition of Covidien and receipt of required regulatory approvals.

Like Covidien, Spectranetics is dedicated to investing in research and development of innovative treatment solutions that improve peripheral vascular procedures. They are committed to continuing the ILLUMENATE trial series and Covidien will work closely with investigators to ensure these trials are transitioned appropriately.

Throughout this transition, we will maintain the same level of world-class service and quality our customers receive today from Covidien. We plan to transition the Stellarex™ DCB program and ILLUMENATE trial series in a seamless manner with as little impact to our customers as possible. If your customers ask you questions about today’s announcement, please assure them that it will not result in service interruptions on any Covidien products.

Spectranetics intends to continue the Stellarex™DCB development in Plymouth, Minn., and manufacturing in Fremont, Calif., and highly values the current organization driving this program. As part of the acquisition, approximately 80-90 employees supporting the Stellarex™ DCB program will transition to Spectranetics.

Human Resources and/or managers will speak with employees associated with the Stellarex™ DCB program about transitioning to Spectranetics at the time of the close or redeploying available capacity to other work. All employees supporting the Stellarex™ DCB program will remain employed by Covidien until the close.

Enclosed is a Q&A document with additional background information to help you answer questions from customers. This Q&A document is for internal use only, and is not for distribution.

Please continue to drive the positive momentum of our business and stay focused on providing excellent service and support to our customers, partners and patients worldwide.

Thank you in advance for your cooperation and support.

Brian Verrier

President

Peripheral Vascular

Covidien Signs Material Agreement with Spectranetics to Sell the Stellarex™ Drug Coated Balloon Program

Sales Team Q&A

Q: Why is Covidien divesting their DCB program?

A: In order to obtain Federal Trade Commission (FTC) clearance, Medtronic and Covidien have agreed to divest Covidien’s Stellarex™ drug-coated balloon (DCB) program. An agreement has been signed under which medical device company Spectranetics will acquire the program.

This divestiture only includes Covidien’s drug-coated balloon technology and is not inclusive of other technologies. The transaction with Spectranetics is expected to close early next year, subject to consummation of Medtronic’s pending acquisition of Covidien and receipt of regulatory approvals.

Q: Why is Covidien selling the Stellarex™ DCB to Spectranetics? Aren’t they a competitor?

A: The Stellarex™ team has made significant progress developing this life-enhancing technology and we are confident that Spectranetics’ dedication to advancing peripheral vascular care makes it the right organization to advance the program. Spectranetics does not have a competing drug-coated balloon program.

Q: Where is the Stellarex™ DCB currently sold?

A: Covidien’s Stellarex™ drug-coated angioplasty balloon (Stellarex™ DCB) program is currently an investigational product. It is currently not available for sale in any market.

Q: Will Spectranetics continue the ILLUMENATE clinical trial series?

A: Like Covidien, Spectranetics is dedicated to investing in research and the development of innovative treatment solutions that improve peripheral vascular procedures, and they are committed to continuing the ILLUMENATE trial series. Covidien will work closely with investigators to ensure these trials are transitioned appropriately.

Q: Will this decision delay CE Mark? U.S. approval?

A: Covidien has said publically that we anticipated that the StellarexTM DCB will receive European CE Mark approval in late 2014 or early 2015, and Spectranetics has confirmed that it will launch the product in Europe immediately upon CE Mark approval. The Company anticipates U.S. commercialization in the 2017 timeframe following FDA approval. We do not expect that the sale of the DCB program to Spectranetics will result in any delay in obtaining CE Mark or FDA approval.

Q: When will this take effect?

A: The transaction with Spectranetics is expected to close promptly after consummation of Medtronic’s acquisition of Covidien and receipt of required regulatory approvals.

Q: What type of support is Covidien providing for employees?

A: We know this will be a challenging time for employees who support the Stellarex™ DCB program and the Company will provide assistance in order to reduce the impact of this decision. As part of the acquisition, many of the Covidien employees supporting the StellarexTM DCB program will transition to Spectranetics at the time of the close.

For those who will not be joining Spectranetics or will not be redeployed, we will provide full severance to eligible employees, according to the provisions of the Company’s plan, and outsourcing assistance to help with job searching activities.

Q: Who do I contact with further questions?

A: Please continue to speak with your sales management if you have further questions. Covidien will ensure that sales management is up-to-date on all activities.

Q: Will all current terms and conditions, including payment terms, continue to be honored for other Covidien products?

A: Until the closing of the transaction with Spectranetics, it will be business as usual and all current terms and conditions will continue to be honored for all Covidien products

NO OFFER OR SOLICITATION

This communication is not intended to and does not constitute an offer to sell or the solicitation of an offer to subscribe for or buy or an invitation to purchase or subscribe for any securities or the solicitation of any vote or approval in any jurisdiction pursuant to the acquisition, the merger or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

IMPORTANT ADDITIONAL INFORMATION WILL BE FILED WITH THE SEC

Medtronic Holdings Limited (“New Medtronic”) has filed with the Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4 that includes the preliminary Joint Proxy Statement of Medtronic, Inc. (“Medtronic”) and Covidien plc (“Covidien”) that also constitutes a preliminary Prospectus of New Medtronic. The registration statement is not complete and will be further amended. Medtronic and Covidien plan to mail to their respective shareholders the final Joint Proxy Statement/Prospectus (including the Scheme) in connection with the transactions. INVESTORS AND SHAREHOLDERS ARE URGED TO READ THE PRELIMINARY JOINT PROXY STATEMENT/PROSPECTUS (INCLUDING THE SCHEME) AND OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC CAREFULLY WHEN THEY BECOME AVAILABLE BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT MEDTRONIC, COVIDIEN, NEW MEDTRONIC, THE TRANSACTIONS AND RELATED MATTERS. Investors and security holders are able to obtain free copies of the preliminary Joint Proxy Statement/Prospectus (including the Scheme) and other documents filed with the SEC by New Medtronic, Medtronic and Covidien through the website maintained by the SEC at www.sec.gov. In addition, investors and shareholders are able to obtain free copies of the preliminary Joint Proxy Statement/Prospectus (including the Scheme) and other documents filed by Medtronic and New Medtronic with the SEC by contacting Medtronic Investor Relations at investor.relations@medtronic.com or by calling 763-505-2696, and will be able to obtain free copies of the preliminary Joint Proxy Statement/Prospectus (including the Scheme) and other documents filed by Covidien by contacting Covidien Investor Relations at investor.relations@covidien.com or by calling 508-452-4650.

PARTICIPANTS IN THE SOLICITATION

Medtronic, New Medtronic and Covidien and certain of their respective directors and executive officers and employees may be considered participants in the solicitation of proxies from the respective shareholders of Medtronic and Covidien in respect of the transactions contemplated by the Joint Proxy Statement/Prospectus. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of the respective shareholders of Medtronic and Covidien in connection with the proposed transactions, including a description of their direct or indirect interests, by security holdings or otherwise, will be set forth in the final Joint Proxy Statement/Prospectus when it is filed with the SEC. Information regarding Medtronic’s directors and executive officers is contained in Medtronic’s Annual Report on Form 10-K for the fiscal year ended April 25, 2014 and its Proxy Statement on Schedule 14A, dated July 11, 2014, which are filed with the SEC. Information regarding Covidien’s directors and executive officers is contained in Covidien’s Annual Report on Form 10-K for the fiscal year ended September 27, 2013 and its Proxy Statement on Schedule 14A, dated January 24, 2014, which are filed with the SEC.

Covidien Cautionary Statement Regarding Forward-Looking Statements

Statements contained in this communication that refer to Covidien’s estimated or anticipated future results, including estimated synergies, or other non-historical facts are forward-looking statements that reflect Covidien’s current perspective of existing trends and information as of the date of this communication. Forward-looking statements generally will be accompanied by words such as “anticipate,” “believe,” “plan,” “could,” “should,” “estimate,” “expect,” “forecast,” “outlook,” “guidance,” “intend,” “may,” “might,” “will,” “possible,” “potential,” “predict,” “project,” or other similar words, phrases or expressions. It is important to note that Covidien’s goals and expectations are not predictions of actual performance. Actual results may differ materially from Covidien’s current expectations depending upon a number of factors affecting Covidien’s business, Medtronic’s business and risks associated with the proposed transactions. These factors include, among others, the inherent uncertainty associated with financial projections; the timing to consummate the proposed transactions; the risk that a condition to closing of the proposed transactions may not be satisfied; the risk that the required regulatory approvals for the proposed transactions are not obtained, are delayed or are subject to conditions that are not anticipated; New Medtronic’s ability to achieve the synergies and value creation contemplated by the proposed transactions; the anticipated size of the markets and continued demand for Medtronic’s and Covidien’s products; New Medtronic’s ability to promptly and effectively integrate Medtronic’s and Covidien’s businesses; the diversion of management time on transaction-related issues; competitive factors and market conditions in the industry in which Covidien operates; Covidien’s ability to obtain regulatory approval and customer acceptance of new products, and continued customer acceptance of Covidien’s existing products; and the other risks identified in Covidien’s periodic filings including its Annual Report on Form 10-K for the fiscal year ended September 27, 2013, and from time to time in Covidien’s other investor communications. We caution you that the foregoing list of important factors is not exclusive. In addition, in light of these risks and uncertainties, the matters referred to in Covidien’s forward-looking statements may not occur. Covidien undertakes no obligation to publicly update or revise any forward-looking statement as a result of new information, future events or otherwise, except as may be required by law.

Statement Required by the Irish Takeover Rules

The directors of Covidien plc accept responsibility for the information contained in this communication. To the best of the knowledge and belief of the directors (who have taken all reasonable care to ensure that such is the case) the information contained in this communication is in accordance with the facts and does not omit anything likely to affect the import of such information.

No statement in this announcement is intended to constitute a profit forecast for any period, nor should any statements be interpreted to mean that earnings or earnings per share will necessarily be greater or lesser than those for the relevant preceding financial periods for Medtronic or Covidien or New Medtronic as appropriate. No statement in this announcement constitutes an asset valuation.

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION, IN WHOLE OR IN PART, IN, INTO OR FROM ANY JURISDICTION WHERE TO DO SO WOULD CONSTITUTE A VIOLATION OF THE RELEVANT LAWS OR REGULATIONS.